Exhibit 99.1

N E W S    R E L E A S E

CORRECTING AND REPLACING: Siyata Mobile Announces Third Quarter 2022 Financial Results

●	Q3 revenue up 111% year-over-year to ~$2.6M

●	Adjusted EBITDA loss declined 68% year-over-year to ~$1.6M

●	Purchase orders of the rugged SD7 push-to-talk device and related accessories accelerated in Q3 with revenues of ~$1.4M

●	Company to host conference call on Friday, November 11, at 8:00 a.m. EST

Vancouver, BC – November 10, 2022 -- Siyata Mobile Inc. (Nasdaq: SYTA, SYTAW) (“Siyata” or the “Company”), a global vendor of Push-to-Talk over Cellular (PoC) devices and cellular signal booster systems, announced its financial results for the three months ended September 30, 2022.

“We are very pleased to report strong year-over-year and sequential top-line growth and declining losses for the third quarter of 2022,” said Marc Seelenfreund, Founder and CEO of Siyata. “Our improved financial performance was driven primarily by a number of customer trials of our SD7 rugged push-to-talk device, which began shipping in the second quarter, many of which then converted into purchase orders with volumes in Q3 that increased over Q2. Sales our rugged devices and related accessories were up 588% year-over-year to $1.9 million in Q3, driven primarily by volume growth for our SD7.”

“We delivered on our plan to build and expand our potential customers for the SD7 during the third quarter, providing us with a foundation of increased distribution that is directly leading to many potential significant volume opportunities, of which we have begun shipping products in an increasing number of verticals beyond our primary focus on first responders, including: government, schools, utilities, security companies, defense contractors, amusement parks, and hotel resorts, to name but a few,” continued Seelenfreund. “We are just beginning to see the rapid adoption of our disruptive solutions and as the displacement of land mobile radio (LMR) by PoC continues to progress, this should drive meaningful growth for our innovative products, such as the newest addition to our lineup, the SD7+, which integrates body camera functionality with 4G cellular connectivity and PoC features in a single solution.”

Third Quarter 2022 (Unaudited) Financial Highlights:

●	Revenues for the three months ended September 30, 2022, were $2,567,885 compared to $1,218,875 for the three months ended September 30, 2021. This increase of $1,349,010 or 111% was due mainly to the new revenue source earned from the SD7 and its related accessories in the quarter of $1.4M and an increase in revenues from legacy rugged devices, offset by a decrease in sales of cellular boosters in the period.

●	Gross profit for the three months ended September 30, 2022, was $856,103 or 33.3% of sales, compared to $429,513 or 35.2% of sales in the same period in 2021, a positive variance in gross profit of $426,590. This positive gross profit variance in the quarter was due to the additional sales in the period of the SD7 and its related accessories, offset by the decreased sales of higher margin boosters.

●	For the year three months ended September 30, 2022, adjusted EBITDA was negative $1,579,980 versus negative $4,869,303 in the same period in the prior year, a positive variance of $3,289,323. This positive variance was due to increased revenue, increased gross profit and a decrease in operating expenses.

●	The Company experienced a net loss for the three months ended September 30, 2022, of $527,948 as compared to a net loss of $5,667,937 in the same period in the prior year, a positive variance of $5,139,989. This positive variance was due to a decrease in operating expenses of $2,324,212, increased gross profit of $426,590 and an increase in other income of $2,389,187

●	As at September 30, 2022 the Company had a cash balance $988,626 (Dec 31, 2021- $1,619,742) and working capital of $4,951,595 (December 31, 2021 - negative $688,973).

Subsequent Events

Subsequent to the end of the third quarter, Siyata announced that we successfully closed a registered direct offering with certain institutional investors to purchase approximately $4M of our common shares, or pre-funded warrants in lieu thereof, together with concurrently privately placed warrants to purchase our common shares. The combined effective purchase price for one common share or one pre-funded warrant and the privately placed warrant was $0.23.

We also announced an exciting new product, the SD7+ which features a wide-angle camera coupled with 4G cellular connectivity that will have traditional body camera functionality, as well as real-time situational and positional tracking capabilities. The SD7+ will be powered with Visual Labs’ innovative body camera software. Visual Labs is a highly respected software company and developer of Android-based bodycam and dashcam software. Visual Labs provides its software to public safety, private security and other customers throughout the United States and internationally. Its public safety customers include town marshals, city police departments, county sheriff’s offices, wildlife and other state agencies and federal customers.

And finally, we recently announced the addition of telecom industry veteran, Dan Leech to our sales team. Dan brings more than a decade of senior sales experience to his role at Siyata. Most recently, Dan served as Senior Account Manager for Motorola Solutions Inc., the global leader of public safety and enterprise security solutions. Previously, Dan was in senior sales roles at FirstNet as well as Kyocera Corporation and Sonim Technologies, Inc..

Outlook

Overall, we are very pleased with the growing acceptance by our customers of our truly unique disruptive push to talk solutions and we expect, based on what we are seeing today, growth in our various product categories, with especially strong growth coming from our Rugged Handset product category.

We are just beginning to see the rapid adoption of our disruptive solutions and as the displacement of land mobile radio by push-to-talk-over-cellular continues to progress, this should drive meaningful growth for our innovative products. We stand by our previously stated goals of: new customer wins, new and existing carrier launches, a continuous upgrade to our product portfolio and ultimately strong organic growth with a goal to profitability.

Rugged Handsets | Siyata’s rugged handsets are targeted to the approximately 47 million1 enterprise task and public sector workers across North America including construction, transport & logistics, manufacturing, energy& utility, public safety, and federal government. Siyata’s launch of the SD7 device and related accessories in North America expanded the Company’s footprint in this product category. The Company plans to expand this segment with additional North American and international carriers, as well as push-to-talk application companies. Siyata anticipates multiple thousands of SD7 handsets sold throughout the balance of 2022.

Uniden® UV350 | Pent-up demand for this disruptive solution in the wake of pandemic-related delays has led to multiple active engagements with many customer trials resuming in 2022, which should translate into robust growth in this product line in the quarters ahead.

Cellular Boosters | The Company saw continued demand for Cellular Boosters during Q3, with a purchase order through a federal contractor to supply the US Navy. This deployment is expected to lead to additional sales opportunities supplying the US military in the future.

Conference Call Details

Siyata management will also host a conference call at 8:00 a.m. ET on Friday, November 11th to review financial results and provide an update on corporate developments. Following management’s formal remarks, there will be a question-and-answer session.

Date: Friday, November 11, 2022

Time: 8:00 a.m. Eastern Time/ 5:00 a.m. Pacific Time

North America toll free dial-in number: +1 (416) 764-8658

International dial-in number: +1 (888) 886-7786

There will also be a playback of the conference call, available in MP3 format by contacting investor relations below.

(source 1: https://www.bts.gov/sites/bts.dot.gov/files/docs/browse-statistical-products-and-data/national-transportation-statistics/223001/ntsentire2018q3.pdf#page=41; and VDC Research Report, “Key Success Requirements For In-Vehicle Push to TalkCommunications Solutions” August 2019; https://ascfusa.org/first-responders/; https://ir.sonimtech.com/financial-information/financial-results )

Selected Financial Information

Unaudited Consolidated Statements of Loss and Comprehensive Loss

(Expressed in US dollars)

For the three months ended September 30, 2022 and 2021

	Three months ended Sep 30,
	2022	2021

Revenue (Note 24)	$2,567,885	$1,218,875
Cost of sales (Note 17)	$(1,711,782)	$(789,362)
Gross profit	$856,103	$429,513
EXPENSES
Amortization and depreciation (Note 9)	$351,310	$117,035
Development expenses (Note 9)	$36,567	$659,942
Selling and marketing (Note 18)	$1,225,475	$1,263,195
General and administrative (Note 19)	$1,174,041	$1,051,846
Inventory impairment (Note 6)	$-	$1,550,873
Bad debts (recovered) (Note 5)	$-	$772,960
Share-based payments (Note 16)	$539,660	$235,414
Total operating expenses	$3,327,053	$5,651,265

Net operating loss	$(2,470,950)	$(5,221,752)

OTHER EXPENSES
Finance expense (Note 20)	$82,720	$493,647
Foreign exchange	$180,367	$(47,462)
Change in fair value of convertible promissory note (Note 13)	$474,514	$-
Change in fair value of warrant liability (Note 14)	$(2,680,603)	$-
Total other expenses (income)	$(1,943,002)	$446,185
Net loss for the period	$(527,948)	$(5,667,937)

Other comprehensive income
Translation adjustment	$137,110	$(9,337)
Comprehensive loss for the period	$(390,838)	$(5,677,274)

Weighted Average Shares	16,535,090	4,820,104
Basic and diluted loss per share	$(0.03)	$(1.18)

Unaudited Reconciliation to Adjusted EBITDA

(Expressed in US dollars)

For the three months ended September 30, 2022 and 2021

	Three Months Ended September 30,
	2022	2021
Net operating loss	$(2,470,950)	$(5,221,752)
Add:
Amortization and depreciation	351,310	117,035
Share-based payments	539,660	235,414
Adjusted EBITDA	$(1,579,980)	$(4,869,303)

About Siyata Mobile

Siyata Mobile Inc. is a B2B global vendor of next generation Push-To-Talk over Cellular (PoC) devices and cellular booster systems. Its portfolio of in-vehicle and rugged smartphones enable first responders and enterprise workers to instantly communicate, over a nationwide cellular network of choice, to increase situational awareness and save lives.

Its portfolio of enterprise grade and consumer cellular booster systems enables first responders and enterprise workers to amplify cellular signals in remote areas, inside structural buildings where signals are weak and within vehicles for the maximum cellular signal strength possible.

Siyata’s common shares trade on the Nasdaq under the symbol “SYTA” and its warrants trade on the Nasdaq under the symbol “SYTAW.”

Visit siyatamobile.com, our new SD7 website siyata7.com, and unidencellular.com to learn more.

Investor Relations (Canada):

Kin Communications

1-866-684-6730

SYTA@kincommunications.com

Investor Relations (United States):

Dave Gentry, CEO

RedChip Companies

1-800 RED-CHIP (733-2447)

407-491-4499

SYTA@redchip.com

Siyata Mobile Corporate:

Daniel Kim, VP of Corporate Development

Siyata Mobile Inc.

daniel@siyata.net

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “aims,” “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will,” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Siyata’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Siyata could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Siyata’s filings with the Securities and Exchange Commission (“SEC”), and in any subsequent filings with the SEC. Except as otherwise required by law, Siyata undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release.

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